SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C. 20549


                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

                              Amendment No. One

                            CompuDyne Corporation
                              (Name of Issuer)

                   Common Stock (Par Value $.75 Per Share)
                       (Title of Class of Securities)

                                  20479530 6
                               (CUSIP Number)

                              Martin A. Roenigk
                       c/o MicroAssembly Systems, Inc.
                              120 Union Street
                       Willimantic, Connecticut 06226
                               (203) 456-0200

                               with a copy to:

                           Kathleen A. Maher, Esq.
                            Tyler Cooper & Alcorn
                              205 Church Street
                                P.O. Box 1936
                      New Haven, Connecticut 06509-1910
                               (203) 784-8200

          (Name, address and telephone number of person authorized to receive notices and communications)

                                July 11, 1996
                       (Dates of events which require
                          filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ].


CUSIP No. 20479530 6
- --------------------

- ----------------------------------------------------------------------------
(1) Name of Reporting Person:
    Martin A. Roenigk  SSN: ###-##-####
- ----------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group:
        (a)  X         (b)
- ----------------------------------------------------------------------------
(3) SEC USE ONLY:

- ----------------------------------------------------------------------------
(4) Source of Funds: (PF)

- ----------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(3): [ ]
- ----------------------------------------------------------------------------
(6) Citizenship: United States

- ----------------------------------------------------------------------------
Number of Shares Beneficially Owned by Reporting Person With:

     (7) Sole Voting Power:   1,895,345
     -----------------------------------------------------------------------
     (8) Shared Voting Power: 0
     -----------------------------------------------------------------------
     (9) Sole Dispositive Power: 1,895,345
     -----------------------------------------------------------------------
     (10) Shared Dispositive Power: 0
- ----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned By Reporting Person: 1,895,345

- ----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

- ----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11):
     47.9%
- ----------------------------------------------------------------------------
(14) Type of Reporting Person:  IN



CUSIP No. 20479530 6
- --------------------

(1) Name of Reporting Person:
    Alan Markowitz   SSN: ###-##-####
- ----------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group:
          (a)  X         (b)
- ----------------------------------------------------------------------------
(3) SEC USE ONLY:

- ----------------------------------------------------------------------------
(4) Source of Funds: (PF)

- ----------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(3): [ ]
- ----------------------------------------------------------------------------
(6) Citizenship: United States
- ----------------------------------------------------------------------------
Number of Shares Beneficially Owned by Reporting Person With:

     (7) Sole Voting Power: 565,115
     -----------------------------------------------------------------------
     (8) Shared Voting Power: 0
     -----------------------------------------------------------------------
     (9) Sole Dispositive Power: 565,115
     -----------------------------------------------------------------------
     (10) Shared Dispositive Power: 0
     -----------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned By Reporting Person:  565,115
- ----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
- ----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11):
     18.1%
- ----------------------------------------------------------------------------
(14) Type of Reporting Person:  IN



Item 1.   Security and Issuer.

     This Schedule relates to the Common Stock, Par Value $0.75 Per Share ("Common Stock"), of CompuDyne Corporation (the "Company"), a Nevada corporation (formerly a Pennsylvania corporation). The address of the Company's principal executive offices is 120 union Street, Willimantic, Connecticut 06226.

Item 2.   Identity and Background.

     This Schedule is filed by Martin A. Roenigk and Alan Markowitz. The business address of Mr. Roenigk is c/o CompuDyne Corporation, 120 Union Street, Willimantic, Connecticut 06226. The business address of Mr. Markowitz is c/o Paragon Financial, 555 City Line Avenue, Bala Cynwyd, Pennsylvania 19004.

     Mr. Roenigk's present principal occupation is as Chairman, President and Chief Executive Officer of the Company, located at the above-mentioned address. Mr. Roenigk has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Roenigk is a citizen of the United States.

     Mr. Markowitz's present principal occupation is as President of Paragon Financial, a company which invests in private companies. Paragon Financial is located at 555 CityLine Avenue, Bala Cynwyd, Pennsylvania 19004. Mr. Markowitz has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Markowitz is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

     The aggregate number of 2,460,460, "shares" of the Company's Common Stock reported in this Schedule by Mr. Roenigk and Mr. Markowitz represent the (a) the number of issued and outstanding shares owned by Messrs. Roenigk and Markowitz due to the conversion of $400,000 aggregate principal amount of the Company's Senior Convertible Promissory Notes (the "Notes"), (b) the issuance of an aggregate of 600,000 shares of newly issued Common Stock pursuant to a Stock Purchase Agreement between the Company and Messrs. Roenigk and Markowitz (the "Stock Purchase Agreement"), (c) the number of shares of Common Stock into which they are entitled to convert 1,260,460 shares of the Company's Convertible Preference Stock, Series D (the "Series D Preference Stock") and (d) the number of shares of Common Stock for which Mr. Roenigk has been granted purchase options. The Notes, when issued, had a conversion price of $1.50 per share. In order to induce Messrs. Roenigk and Markowitz to convert the Notes to shares of Common Stock, on May 23, 1996, the Board of Directors of the Company authorized a reduction in the conversion exercise price of the Notes from $1.50 to $1.00 per share. The Board of Directors took into consideration the bid/ask price of CompuDyne Common Stock on the date of such authorization, which was $1.00 (bid) and $1.75 (ask), and the trading restrictions on the stock due to Messrs. Roenigk's and Markowitz's affiliation with the Company. The purchase price for the shares of Common Stock issued pursuant to the Stock Purchase Agreement was $1.00 per share. The shares of the Company's Common Stock allocable to each of Mr. Roenigk and Mr. Markowitz from each of the categories described above are as follows:


                               Common Stock or
                          Common Stock Equivalents

                              Mr. Roenigk         Mr. Markowitz
Common Stock Issued
and Outstanding (a)             300,000           100,000
Common Stock Issued
and Outstanding (b)             450,000           150,000
Series D Preference Stock       945,345           315,115
Options                         200,000              -
                              ---------           -------
Total                         1,895,345           565,115

(a)  Due to conversion of the Notes.
(b)  Issued pursuant to the Stock Purchase Agreement.

     Funds used to convert the Notes and to pay for the shares of Common Stock pursuant to the Stock Purchase Agreement were derived from the personal funds of Messrs. Roenigk and Markowitz.

Item 4.   Purpose of Transaction.

     Messrs. Roenigk and Markowitz agreed to convert the Notes and to purchase shares of Common Stock in order to provide the Company (a) with the funds required to purchase 100% of the Common Stock of Shorrock Electronic Systems, Inc. and (b) additional working capital. In addition, it was believed by the Board of Directors of the Company that the conversion of the Notes and the issuance of additional shares of Common Stock would strengthen the balance sheet of the Company by increasing common stockholders' equity and reducing balance sheet debt.

     Except as noted above with respect to the issuance to Mr. Roenigk of the options to purchase 200,000 shares of the Company's Common Stock already included in this statement, neither Mr. Roenigk nor Mr. Markowitz have any present plans or proposals to purchase additional shares of Common Stock or to dispose of the rights to acquire shares of Common Stock currently held. However, additional shares may be purchased from time to time as investment circumstances warrant.

     There are no present plans or proposals which relate to, or would result in, an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company, the sale or transfer of a material amount of the assets of the Company, any change in the present management of the Company, any material change in the present capitalization or dividend policy of the Company, any other material change in the Company's business or corporate structure, any changes in the Company's charter or by-laws which may impede the acquisition of control of the Company by any person, causing any class of securities of the Company to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association, causing any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a) Mr. Roenigk has an aggregate of 1,895,345 shares, or rights to acquire shares, of the Company's Common Stock. Of those shares, 750,000 shares are issued and outstanding and 1,145,345 are rights which are derived from the right (i) to convert at any time 945,345 shares of the Company's Series D Preference Stock into 945,345 shares of Common Stock, and (ii) to exercise at any time (within 10 years from August 21, 1995) options to purchase up to 200,000 shares of Common Stock at a purchase price of $1.50 per share. Assuming Mr. Roenigk converted the Series D Preference Stock and exercised such options, Mr. Roenigk would own 47.9% of CompuDyne's Common Stock. Assuming Mr. Roenigk converted his options and both Mr. Roenigk and Mr. Markowitz convert all of the Series D Preference Stock, Mr. Roenigk would own 44.4% of the Common stock and Mr. Markowitz would own 13.2%.

     The Series D Preference Stock currently held by Mr. Roenigk has rights to vote on a share for share basis with the Common Stock on all corporate issues other than the election of directors. For election of directors each share of Series D Preference Stock is entitled to 1/3.08 of a vote as compared to the Common Stock, which is entitled to one vote per share. As of July 16, 1996, the Company had 2,807,832 shares of Common Stock issued and outstanding. Accordingly, Mr. Roenigk's 945,345 shares of Series D Preference Stock and his ownership of 750,000 shares of Common Stock represent approximately 41.7% of the voting power of issued and outstanding shares (including the Series D Preference Stock) for all issues other than the election of directors, and approximately 32.9% of such voting power for the election of directors. Assuming the conversion of all of the shares of Series D Preference Stock, and the exercise by Mr. Roenigk of his options to purchase 200,000 shares of the Company's Common Stock, Mr. Roenigk would hold 1,895,345 shares of the Company's Common Stock, or approximately 43.3% of such Common Stock on a fully diluted basis. Mr. Roenigk does not own or have the right to acquire, directly or indirectly, any other shares of the Company's Common Stock. Mr. Roenigk does, however, own 520,000 shares of common stock, par value $.01 per share, of Corcap, Inc. ("Corcap"). He is also a director of Corcap. Corcap currently owns 97,721 shares of the Company's Common Stock, which represents approximately 5.4% of the voting power of issued and outstanding shares on all issues. Corcap's 97,721 shares of Common Stock represent approximately 2.2% of the Company's Common Stock on a fully diluted basis. Mr. Roenigk's 542,534 shares of Corcap common stock represents approximately 16.1% of Corcap's issued and outstanding voting shares.

     Pursuant to the terms of the Series D Preference Stock, each share of Preference Stock is entitled to one vote per share with respect to the election of directors, effective as of August 1, 1996, unless the Board of Directors of the Company, in its sole and absolute discretion, approves a resolution prior to such date prohibiting such change in voting rights, in which case such share of Series D Preference Stock will continue to have 1/3.08 vote per share. In the event the Board of Directors of the Company approves such a resolution, on May 1 of each subsequent year, each share of Series D Preference Stock will have one vote. Effective July 9, 1996, CompuDyne changed its state of incorporation from Pennsylvania to Nevada. In connection with the reincorporation, the Board of Directors of CompuDyne (Nevada) approved a resolution permitting an increase in voting rights of the Series D Preference Stock to one vote per share in the election of directors effective August 1, 1996. Consequently, as of August 1, 1996, Mr. Roenigk will have 41.7% of the voting power of issued and outstanding shares (including the Series D Preference Stock) for all issues, including the election of directors.

     Mr. Roenigk has the sole power to vote and to dispose of the shares held by him.

     (b) Mr. Markowitz has an aggregate of 565,115 shares or rights to acquire shares of the Company's Common Stock. Of those shares, 250,000 shares are issued and outstanding and 315,115 are rights which are derived from the right to convert at any time 315,115 shares of the Company's Series D Preference Stock into 315,115 shares of Common Stock. Assuming Mr. Markowitz converted the Series D Preference Stock, Mr. Markowitz would own 18.1% of CompuDyne's Common Stock.

     The Series D Preference Stock currently held by Mr. Markowitz has rights to vote on a share for share basis with the Common Stock on all corporate issues other than the election of directors. For election of directors each share of Series D Preference Stock is entitled to 1/3.08 of a vote as compared to the Common Stock, which is entitled to one vote per share. As of July 16, 1996, the Company had 2,807,832 shares of Common Stock issued and outstanding. Accordingly, Mr. Markowitz's 315,115 shares of Series D Preference Stock and his ownership of 250,000 shares of Common Stock represent approximately 13.9% of the voting power of issued and outstanding shares (including the Series D Preference Stock) for all issues other than the election of directors, and approximately 11.0% of such voting power for the election of directors. Assuming conversion of all of the shares of Series D Preference Stock, Mr. Markowitz would hold 565,115 shares of the Company's Common Stock, or approximately 12.9% of such Common Stock on a fully diluted basis. Mr. Markowitz does not own or have the right to acquire, directly or indirectly, any other shares of the Company's Common Stock.

     Pursuant to the terms of the Series D Preference Stock, each share of Preference Stock is entitled to one vote per share with respect to the election of directors, effective as of August 1, 1996, unless the Board of Directors of the Company, in its sole and absolute discretion, approves a resolution prior to such date prohibiting such change in voting rights, in which case each share of Series D Preference Stock will continue to have 1/3.08 vote per share. In the event the Board of Directors of the Company approves such a resolution, on May 1 of each subsequent year, each share of Series D Preference Stock will have one vote. Effective July 9, 1996, Compudyne changed its state of incorporation from Pennsylvania to Nevada. In connection with the reincorporation, the Board of Directors of CompuDyne (Nevada) approved a resolution permitting an increase in voting rights of the Series D Preference Stock to one vote per share in the election of directors effective August 1, 1996. Consequently, as of August 1, 1996, Mr. Markowitz will have 13.9% of the voting power of issued and outstanding shares (including the Series D Preference Stock) for all issues, including the election of directors.

     Mr. Markowitz has the sole power to vote and to dispose of the shares of Common Stock owned by him.

     (c) Pursuant to the terms of the Series D Preference Stock, the Company is obligated to redeem 252,092 shares of the Series D Preference Stock (or such lesser number as may then be issued and outstanding) on August 31st of each of the years 2006 through and including 2010. On March 29, 1996, Messrs. Roenigk and Markowitz waived their rights to have the shares of Series D Preference Stock redeemed and released the Company of any obligation to so redeem the Shares under such redemption provisions.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Mr. Roenigk and Mr. Markowitz have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves with respect to any securities of the Company which relate to such matters as transfer or voting of any such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and no such contract, arrangement, understanding or relationship exists between or among them and the Company. However, Messrs. Roenigk and Markowitz have in the past consulted, and can in the future be expected to consult between themselves and with other members of the Company's management concerning their respective investments in the Company.

Item 7.   Material to be filed as Exhibits.

     (1) Stock Purchase Agreement, dated as of July 11, 1996, among CompuDyne Corporation, Martin Roenigk and Alan Markowitz.

     (2) Notice and Agreement, dated July 11, 1996, between Martin Roenigk and CompuDyne Corporation.

     (3) Notice and Agreement, dated July 11, 1996, between Alan Markowitz and CompuDyne Corporation.

     (4) Waivers, dated March 29, 1996, by Martin Roenigk and Alan Markowitz in favor of CompuDyne Corporation.





                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  July 26, 1996

                                   /s/ Martin A. Roenigk
                                   Martin A. Roenigk


                                   /s/ Alan Markowitz
                                   Alan Markowitz